ZJK INDUSTRIAL CO., LTD.

January 18, 2024

Sarah Sidwell
Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ZJK Industrial Co., Ltd.
Draft Registration Statement on Form F-1
Filed September 26, 2023
File No. 377-06892

Dear Ms. Sidwell:

This letter is in response to the letter dated October 23, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ZJK Industrial Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Draft Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

General

1.	Please note the financial statement updating requirements as set forth in Item 8.A.5 of the Form 20-F. In this regard, the next submission should also include unaudited interim financial statements and related financial information for the six months ended June 30, 2023 and 2022.

Response: Pursuant to the comment, we have included the unaudited interim financial statements and related financial information for the six months ended June 30, 2023 and 2022  in the Registration Statement.

2.	Please supplementary provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: Neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are later presented to potential investors, the Company will supplementally provide copies to the Staff.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

3.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of in light of the effectiveness of the Uyghur Forced Labor Protection Act (the “UFLPA”). For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g. steel, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

•	be exposed to supply chain risk in light of the effectiveness of the UFLPA and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: Pursuant to the comment, we have revised the disclosure on page 37 of the Registration Statement.

Cover Page

4.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

Response: The Company respectfully advises the Staff that we do not have a VIE structure, and we have revised the disclosure on the cover page of the Registration Statement to include such statement.

5.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.

Response: Pursuant to the comment, we have included a description of how cash is transferred through our organization and updated the amounts of dividends and distributions made by us as of the date hereof on page 5 of the Registration Statement.

The Company respectfully advises the Staff that we do not have a VIE structure and we have revised the disclosure on the cover page of the Registration Statement to include such statement.

Commonly Used Define Terms, page 10

6.	Please consider expanding the last paragraph on page 11 to also discuss your 1:2 share split that occurred on June 19, 2023 and how all related share information has been retroactively reflected. In this regard, we note disclosure on page F-33 that the shares and per share information are presented on a retroactive basis for the periods presented, to reflect the reorganization completed on March 28, 2023 and share split that occurred on June 19, 2023. This information should also be included in a more prominent location within the filing.

Response: Pursuant to the comment, we have revised the relevant disclosures on the cover page and page 11 of the Registration Statement.

Prospectus Summary, page 12

7.	Please clarify in the last sentence of the introductory paragraph on page 12 that the consolidated financial statements included in the prospectus are for the years ended December 31, 2022 and 2021. Your current disclosure states for the years ended December 31, 2021 and 2020.

Response: Pursuant to the comment, we have revised the disclosure on page 12 of the Registration Statement.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: The Company respectfully advises the Staff that it does not have a VIE structure and therefore believes that this comment is not applicable to the Registration Statement.

9.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: The Company advises the Staff that we do not have a VIE structure and we have revised the disclosure on the cover page of the Registration Statement to include such statement.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

10.	It is unclear from your disclosure whether the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: The Company advises the Staff that we do not have a VIE structure and we have revised the disclosure on the cover page of the Registration Statement to include such statement.

Corporate Structure, page 17

11.	Please include a paragraph discussion disclosing that Zhongjinke Shenzhen is a variable interest entity (“VIE”), and that it along with its related consolidated and unconsolidated entities, is a domestic company incorporated in mainland China in which you do not have any equity ownership but whose financial results have been consolidated into your consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. In this regard, also disclose that as a result of your 100% indirect ownership of Zhongjinke WFOE and the contractual arrangements with the VIE, you are regarded as the primary beneficiary of the VIE and that you treat the variable interest entity as the consolidated VIE under U.S. GAAP, which generally refers to an entity in which you do not have any equity interest, but consolidate as you have a controlling financial interest in that entity.

Response: The Company advises the Staff that we do not have a VIE structure and we have revised the disclosure on the cover page of the Registration Statement to include such statement.

12.	Refer to the diagram of your corporate legal structure on pages 18 and 92. Please disclose whom holds the respective 49% and 51% interest in the PRC entities Zhongjinke Nanjing and PSM-ZJK. Also on page 91 regarding the discussion of the January 10, 2023 share exchange agreement with Ms. Yingjing Deng, describe the ownership structure between Galaxy Exploration and Zhongjinke Shenzhen prior to and after this agreement, as it is not clear as to the ownership interest or common control interests of Ms. Deng in either company before the share exchange agreement with Zhongjinke HK.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

Response: We respectfully advise the Staff that we have revised the disclosures on page 19, page 97 and page 98 of the Registration Statement.

Summary Consolidated Financial and Operating Data, page 32

13.	We note from the introductory paragraph that you are presenting summary consolidated balance sheet data as of December 31, 2022 and 2021; however, we are not able to locate this balance sheet information. Please revise accordingly to present the data.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure on page 34.

Risk Factors, page 33

14.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response: The Company respectfully advises the Staff that we do not have a VIE structure and therefore believes that this comment is not applicable to the Registration Statement.

15.	Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company advises the Staff that we have revised the disclosure on page 5, page 21, page 11, and page 52 of the Registration Statement.

16.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

Response: The Company respectfully advises the Staff that a new risk factor entitled “Our cybersecurity measures may not protect us from system failures or interruptions.” has been added on page 44 of the Registration Statement, which includes a description of the role of the board of directors in overseeing cybersecurity risks.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products., page 34

17.	We note your risk factor on page 34 regarding supply chain issues. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: In response to the comment, we have revised the risk factor on page 35 of the Registration Statement.

18.	We note your risk factor on page 34 indicating that price increases could affect your prices for your raw materials and your products. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company respectfully advises the Staff that the inflation in China has not materially affected our results of operations as the consumer price index remain relatively stable over the years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and December 2022 were increases of 1.5% and 1.8%, respectively.

Risks Related to This Offering and the Ordinary Shares
If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial...be impaired., page 70

19.	In the first sentence of the second paragraph, please update this disclosure as of the year ended December 31, 2022. Your current disclosure appears to pertain to the prior year ended December 31, 2021. Also, in the third paragraph, clarify that you will be required to include a report from management on your internal control over financial reporting in your annual report on Form 20-F beginning with the year ended December 31, 2024. Your current disclosure states the fiscal year ending December 31, 2022. In this regard, pursuant to Item 308 of Regulation S-K, such management’s report on your internal control over financial reporting will be required beginning with your second annual report on Form 20-F after becoming a public company.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

Response: In response to the comment, we have revised the disclosure on page 74 of the Registration Statement.

Capitalization, page 77

20.	We note disclosure on page F-31 that your other long-term debts include your factory mortgage loan and commercial vehicle mortgage loan. Please expand the table to also include both your short-term bank borrowings and the other long-term indebtedness. The total capitalization amount should be reflective of your total debt and equity.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure on page 81.

Dilution, page 78

21.	Refer to the third sentence of the first paragraph where you disclose pro forma net tangible book value per Ordinary Share is calculated after giving effect to the conversion of all of your outstanding preferred shares. We note disclosure on page 137 that as of the date of the prospectus you have not issued any preferred shares, and also on the balance sheet at page F-3 that there are no preferred shares issued and outstanding. Please tell us and disclose if you intend to issue any preferred shares prior to the effectiveness of the Offering. If not, omit reference to conversion of all your preferred shares in the Dilution discussion.

Response: The Company advises the Staff that we have revised the disclosure on page 82 of the Registration Statement. We have not issued any preferred shares and do not intend to issue any preferred shares prior to the effectiveness of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 86

22.	Refer to your discussion of accounts receivable, net. Noting the significance of your accounts receivable with third parties and also with related parties, and the increase in related revenues with each, please revise to include an aging of accounts receivable schedule for both third parties and related parties, and the subsequent collections of the ending balance since the balance sheet date. In this regard, as an example, your aging schedule could reflect those receivables that are 30 days and under, 60 days and under, 90 days and under, and over 90 days. You may provide the data here in MD&A or in the audited footnotes.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure on pages 93 and 94.

23.	Refer to your discussion of revenue recognition on page 88. We note one of your delivery methods is the picking up goods by customers in the Vendor Managed Inventory warehouse. Please further describe who owns or controls the warehouse and whether your products along with any other vendors products are stored at this warehouse.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure on page 95.

Business, page 93

24.	Refer to the second paragraph under Business Overview, and update the information in the third sentence for the year 2022 and a more recent interim period, as we note your disclosure refers to 2021. Revise to provide updated information elsewhere throughout the filing where applicable. Also refer to the first paragraph under Challenges on page 101, and reconcile in the first sentence the amount of your operating income to the consolidated financial statements. In this regard, the amount shown for the year 2021 does not reconcile with the amount disclosed on page F-4. Further, please update to the more recent year 2022 and subsequent interim period.

Response: The Company advises the Staff that we have revised the disclosures on pages 99 and 107 of the Registration Statement.

Industry
Intellectual Property and Business Qualifications, page 98

25.	Please disclose the duration of the intellectual property cited in this section.

Response: The Company advises the Staff that we have revised the disclosures from page 104 to 106 of the Registration Statement.

Related Party Transactions, page 133

26.	Refer to the table disclosure of other payables-due to related parties on page 134. Please reconcile the December 31, 2022 total amounts with that disclosed on page F-35. In this regard, we note the table on page 134 does not include the outstanding balance of $86,991 with Shenzhen Qianhaishi Micro Science Co., Ltd. as shown on page F-35. Please reconcile or advise as appropriate.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure on page 139.

Experts, page 163

27.	Please revise the first paragraph to clarify that the consolidated financial statements are as of and for the years ended December 31, 2022 and 2021. Your current disclosure states for the years ended December 31, 2021 and 2020.

Response: The Company advises the Staff that we have revised the disclosure on page 164 of the Registration Statement.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

28.	We note from your disclosure in Note 16 (Statutory Surplus Reserves and Restricted Net Assets) that you declared dividends of US$310,678 and nil for the years ended December 31, 2021 and 2022, respectively. It is not clear however, where the dividend is reflected in this financial statement. Please advise or revise as necessary.

Response: We respectively advise the Staff that for the years ended December 31, 2021 and 2022, the Company declared dividends of RMB2,000,200 (equivalent to US$310,678) and nil to its shareholders, respectively. We revised the disclosure on page F-33, F-61 and F-64 to make such clarification.

Notes to the Consolidated Financial Statements
Note 1. Organization, page F-7

29.	Please revise and expand your disclosures here and also under Note 2(b) on page F-8 to disclose the following items.

•	The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE for which the Company or its subsidiary is the primary beneficiary, and the VIE’s subsidiaries.

•	Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

•	A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

•	All intercompany transactions and balances among the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

Response: The Company advises the Staff that we do not have a VIE structure and we have revised the disclosure in Note 1 on page F-7 to include such statement.

30.	Refer to the table at the bottom of page F-7 of the details of your subsidiaries. Please clarify that Zhongjinke Shenzhen, Zhongke Components and Zhongjinke Nanjing are not your subsidiaries, but instead you have a variable interest entity contractual arrangement with these entities.

Response: The Company respectfully advises the Staff that we do not have a VIE structure and therefore believes that this comment is not applicable to the Registration Statement. Zhongjinke Shenzhen, Zhongke Components and Zhongjinke Nanjing are our subsidiaries. Please refer to “CORPORATE HISTORY AND STRUCTURE” on page 97 for more information.

Note 5. Long-Term Investment, page F-23

31.	We note that your long-term investment pertains to Zhongjinke Shenzhen’s 49% equity interest in PSM-ZJK. Given that the equity method investee contributed approximately 21.6% and 23.4% of pre-tax income for fiscal years December 31, 2021 and 2022, respectively, tell us the consideration given to also providing audited financial statements of PSM-ZJK pursuant to Rule 3-09 of Regulation S-X. In your response, provide to us your computations of significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X. Further, clarify your disclosure as to whether BULTEN Wuxi is the same as PSM Wuxi, or if not, provide a discussion of this entity PSM Wuxi.

Response: The Company respectfully advises the Staff that:

(1)	PSM-ZJK meets the criteria specified in in Rule 1-02(w) (3) to present as a significant subsidiary of us. The computation is as follows: income before tax of PSM-ZJK of RMB 37,870,901*49%/exchange rate of 6.7518/income before tax of the Group $8,391,897=33%. Accordingly, we have included the financial statements of PSM-ZJK as Exhibit 99.5 to the Registration Statement.

(2)	BULTEN Wuxi is the same as PSM Wuxi. Disclosures on page F-51 has been revised.

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

Note 10. Income Taxes, page F-26

32.	Refer to the reconciliation table of the differences between the income tax provision computed based on the PRC statutory income tax rate and the Company’s income tax expense. It appears the table only reflects the current income tax expense and not also the deferred income tax provision. Further, as the reconciliation table begins with income before income tax provision, we note the amounts do not reconcile with the statements of income on page F-4. Please advise or revise accordingly.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure on page F-56.

Exhibits

33.	Please file all your material agreements with your variable interest entity as exhibits to the registration statement.

Response: The Company respectfully advises the Staff that we do not have a VIE structure and therefore believes that this comment is not applicable.

34.	Please file your lease agreements as exhibits to the registration statement or tell us why you are not required to do so.

Response: Pursuant to the comment, we revised our exhibit table and will include our lease agreements as exhibits to the registration statement to be publicly filed.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Sarah Sidwell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
January 18, 2024

By:	/s/Kai Huang
Kai Huang
Chief Financial Officer

cc:	Jinhua (Anna) Wang, Esq. Robinson & Cole LLP

[signature page to the SEC response letter]